Exhibit 17.1

LETTER OF RESIGNATION

October 25, 2013

Concho Resources Inc.

One Concho Center

600 West Illinois Avenue

Midland, Texas 79701

Attention: Mr. Timothy A. Leach, Chairman of the Board, Chief Executive Officer and President

Dear Tim:

Please be advised that I hereby resign as a member of the board of directors of Concho Resources Inc., a Delaware corporation, and all committees thereof, effective as of the date hereof.  My resignation is not the result of any disagreement with Concho on any matter relating to Concho’s operations, policies or practices.

It has been my pleasure to have served on the board of directors since the founding of Concho and I am extremely proud of the company that we have built together.  I wish Concho the best in the future, and I will remain an enthusiastic supporter of Concho.

Sincerely,

/s/ W. Howard Keenan, Jr.

 W. Howard Keenan, Jr.